T3/11 BD 3/5 8-20225

03013583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
~~8-01...~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 700
(No. and Street)

Fort Worth	TX	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph E. Hardgrove 817-335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., #300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 17 2003

OATH OR AFFIRMATION

I, Joseph E. Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Joseph E. Hardgrove
Signature

President
Title

Notary Public

TAMERA A. BRYANT
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 02-25-05

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2002, and the related statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

January 29, 2003

OMEGA SECURITIES, INC.
Statement of Financial Condition For
Noncarrying, Nonclearing and Certain
Other Brokers or Dealers
December 31, 2002

Assets	
Current assets:	
Cash	$ 56,845
Accounts receivable	47,058
Notes receivable-officer (Note 7)	20,030
Investments in mutual funds (Note 2)	248,426
Federal income tax receivable (Note 4)	12,461
Deferred income taxes (Notes 2 and 4)	8,777
Other current assets	12
Total current assets	393,609
Property and equipment, net (Note 3)	15,812
Investments in stock warrants (Note 2)	20,100
Total assets	$ 429,521
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 52,488
Profit sharing liability (Note 10)	69,784
Total current liabilities	122,272
Deferred income taxes (Note 4)	2,857
Total liabilities	125,129
Commitments and contingencies (Note 9)	-
Stockholder's equity:	
Common stock, $.10 par value; 10,000,000 shares authorized; 50,000 shares issued	5,000
Additional paid-in capital	30,281
Accumulated other comprehensive loss:	
Unrealized loss on marketable securities, net of tax (Note 2)	(17,869)
Retained earnings	314,697
Less cost of treasury stock	(27,717)
Total stockholder's equity	304,392
Total liabilities and stockholder's equity	$ 429,521

The accompanying notes are an integral part of the financial statements

OMEGA SECURITIES, INC.
Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2002

Revenue:	
Commission and advisory fee revenue	$ 973,175
Investment income	7,250
Other income	1,126
Total revenue	981,551
Expenses:	
Commission expenses	224,428
General operating expenses (Notes 8, 9 and 10)	800,973
Realized loss on sale of marketable securities	5,594
Total expenses	1,030,995
Loss before other comprehensive loss and Federal income taxes	(49,444)
Federal income tax benefit (Note 4)	5,718
Net loss before other comprehensive loss	(43,726)
Other comprehensive loss, net of tax:	
Unrealized loss on marketable securities	(22,855)
Total comprehensive loss	$ (66,581)

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Treasury	
	Shares	Amount	Capital	Income (Loss)	Earnings	Stock	Total
January 1, 2002	50,000	$ 5,000	$ 30,281	$ 4,986	$ 358,423	$ (27,717)	$ 370,973
Net loss	-	-	-	-	(43,726)	-	(43,726)
Comprehensive loss: Unrealized loss on marketable securities, net of tax	-	-	-	(22,855)	-	-	(22,855)
December 31, 2002	50,000	$ 5,000	$ 30,281	$ (17,869)	$ 314,697	$ (27,717)	$ 304,392

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Reconciliation of net loss before other comprehensive loss to cash used by operating activities:	
Net loss before other comprehensive loss	$ (43,726)
Adjustments:	
Depreciation	8,085
Deferred taxes	(657)
Realized loss on sale of marketable securities	5,594
Changes in balance sheet accounts:	
Decrease in accounts receivable	4,528
Decrease in Federal income taxes receivable	1,887
Decrease in accounts payable and accrued liabilities	(4,071)
Increase in profit sharing payable	9,784
Net cash used by operating activities	(18,576)
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(39,114)
Sale of investments	31,076
Purchase of property and equipment	(12,301)
Net cash used by investing activities	(20,339)
Decrease in cash	(38,915)
Cash and cash equivalents, beginning of year	95,760
Cash and cash equivalents, end of year	$ 56,845

Supplemental Disclosure

During the year ended December 31, 2002, the value of the Company's mutual funds decreased in value by $34,630. This resulted in a decrease in accumulated other comprehensive income of $22,855 and a related decrease in deferred income taxes of $11,775.

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operation

Omega Securities, Inc., formerly Joseph E. Hardgrove Investment Securities, Inc., (the Company) was organized as a corporation on June 22, 1992, under the laws of the State of Texas. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

The Company provides for Federal income taxes currently payable or receivable, and deferred income taxes, resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting. If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(e) Property and Equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which is 3 to 5 years.

Major improvements significantly extending the useful lives of the assets are capitalized while expenditures which do not improve or extend the useful lives of the respective assets are expensed as incurred.

(f) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks and cash in money market funds.

(Continued)

OMEGA SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Investments in Mutual Funds

The Company's investments in mutual funds are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity. The realized gain or loss on the sale of securities is calculated using the average cost method.

(i) Concentrations of Credit and Market Risk

Concentrations of credit and market risk consist of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

(2) Investments in Mutual Funds

Investments in mutual funds at December 31, 2002 consisted of the following:

	Cost	Market Value
AMCAP Fund	$ 33,050	$ 25,716
Capital Income Builder	21,120	23,013
Cash Management Trust of America	6,133	6,133
Capital World Growth and Income	30,136	29,850
EuroPacific Growth Fund	37,615	30,915
Growth Fund of America	592	480
The Investment Company of America	51,822	48,164
New Perspective Fund	25,730	25,397
Pimco Real Return A	6,756	6,988
Smallcap World Fund	17,179	11,896
Washington Mutual Investors Fund	44,939	39,874
	$ 275,072	$ 248,426

(Continued)

(2) Investments in Mutual Funds (Continued)

Investments are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2002 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation (devaluation) for the year ended December 31, 2002 is as follows:

Unrealized appreciation at January 1, 2002	$ 7,984
Decrease in unrealized appreciation during 2002	(34,630)
Unrealized devaluation at December 31, 2002	$ (26,646)

The $26,646 in unrealized devaluation is recorded in the accompanying financial statements in the following captions:

Deferred income taxes	$ 8,777
Stockholder's equity:	
Accumulated other comprehensive loss	17,869
	$ 26,646

During a prior year, the Company invested $20,100 in stock warrants of NASDAQ Stock Market, Inc., of which there is currently no market to dispose of the securities; accordingly, the investment is recorded at cost in the accompanying financial statements.

(3) Property and Equipment

Property and equipment is composed of the following at December 31, 2002:

Office equipment	$ 22,547
Furniture and fixtures	2,923
Leasehold improvements	6,026
	31,496
Less accumulated depreciation	(15,684)
	$ 15,812

(Continued)

OMEGA SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(4) Income Taxes

The provision for income taxes in the accompanying financial statements is as follows:

Current tax benefit	$ 5,061
Deferred tax benefit	657
Net income tax benefit	$ 5,718

See also note 2.

The actual Federal income tax provision differs from that amount computed by applying the Federal corporate income tax rate of 15% to loss before other comprehensive loss and Federal income taxes, as follows:

Computed "expected" tax benefit	$ 7,416
Correction of December 31, 2001 estimated liability	(200)
Various differences	(1,498)
Net income tax benefit	$ 5,718

The deferred tax assets and liabilities recorded on the balance sheet as of December 31, 2002 are as follows:

Unrealized devaluation of marketable securities	$ 8,777
Property and equipment	$ 2,857

The Federal income tax receivable recorded in the accompanying financial statements is composed of $7,200 in overpaid taxes from prior years and $5,261 relating to the loss carryback of the 2002 net operating loss.

(5) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(6) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2002.

(7) Related Party Transactions

Two notes receivable totaling $20,030 are due from an officer of the Company as of December 31, 2002. The notes accrue interest at 6% per annum, and are unsecured and are due on demand.

(Continued)

OMEGA SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

(8) General Operating Expenses

For the year ended December 31, 2002, general operating expenses consisted of the following:

Salaries and related	$ 451,934
Professional fees and licenses	28,106
Dues and subscriptions	11,383
Insurance	28,889
Printing and labels	2,115
Rent	26,766
Equipment rental	17,984
Taxes	5,358
Office supplies and expense	15,091
Depreciation expense	8,085
Repairs and maintenance	3,862
Postage	6,238
Advertising	4,749
Securities information fees	1,209
Telephone and communications	14,321
Clearance charges	3,509
Delivery charges	2,747
NASD fees	10,162
Miscellaneous	7,048
Parking	4,676
Computer support	2,007
Travel and entertainment	31,928
Profit sharing contribution and plan expenses	85,941
Contract labor	3,394
Contributions and gifts	23,471
	$ 800,973

(9) Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2002 was $44,750.

The Company's obligations under the lease agreements subsequent to December 31, 2002 are as follows:

2003	$ 49,732
2004	48,900
2005	9,264
2006	5,388
2007	1,347
	$ 114,631

(Continued)

(10) Profit Sharing Plan

The Company has established a benefit plan for its employees. The Plan covers all employees with a minimum of 12 months of service.

Company contributions are allocated on an age weighted basis. Contributions are discretionary. On January 29, 2003, the Board voted to contribute $69,784 to the Plan for the year ended December 31, 2002. The related amount is included in the accompanying financial statements as a profit sharing liability at December 31, 2002.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2002

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2002

Net Capital

Total stockholder's equity	$ 304,392
Non-allowable assets:	
Note receivable	(20,030)
Property and equipment, net	(15,812)
Other current assets	(12)
Investments in stock warrants	(20,100)
12b-1 fees receivable not offset by related payable	(14,100)
Total non-allowable assets	(70,054)
Haircuts on securities	(36,447)
Total reductions in stockholder's equity	(106,501)
Net allowable capital	$ 197,891

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 8,151
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 97,891
Percentage of aggregate indebtedness to allowable net capital	63%

Reconciliation with Company's Computation of Allowable Net Capital

Net allowable capital - As reported in Company's unaudited FOCUS report	$ 213,372
Net Company and audit adjustments	(15,481)
Adjusted net allowable capital, per audited financial statements	$ 197,891

(Continued)

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2002

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2002	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2002	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2002

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

The [illegible] Group, LLC

January 29, 2003